Filed by Nebula Caravel Acquisition Corp.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Nebula Caravel Acquisition Corp.

Commission File No. 333-253110

The following transcript is from a webcast that was made available on the Rover website on March 22, 2021.

A Place for Rover, Inc. (d/b/a “Rover”)

Rover Analyst Day

Wednesday, March 17, 2021

CORPORATE PARTICIPANTS

Brinlea Johnson, Managing Director, Blueshirt Group

Adam Clammer, Founding Partner, True Wind Capital

Aaron Easterly, Co-Founder and Chief Executive Officer, Rover

Tracy Knox, Chief Financial Officer, Rover

Brandon Van Buren, Partner, True Wind Capital

Brent Turner, Chief Operating Officer, Rover

CONFERENCE CALL PARTICIPANTS

Maria Ripps, Canaccord Genuity, Inc.

Tom White, D.A. Davidson

Ron Josey, JMP Securities

Brian Fitzgerald, Wells Fargo

Tom Champion, Piper Sandler

Nick Bacchus, Raymond James

Seth Basham, Wedbush Securities

Edward Yruma, KeyBanc Capital Markets

Lauren Schenk, Morgan Stanley

Steph Wisnick

Ashim Mehra, Baron Capital

Kamal Mattikar, Deutsche Bank

Rover Analyst Day Transcript

Brinlea Johnson:

Good afternoon. Thank you for joining the Rover Analyst Day call.

In this call we’ll be discussing information available on our website under rover.com, Press, News and Updates.

Before we begin, I would like to reiterate some important disclaimers. Please note that today’s presentation is neither an offering of security nor solicitation of a proxy vote. Information discussed today is qualified in its entirety by the Registration Statement on Form F-4 containing a Proxy Statement, Prospectus, Information Statement that Caravel filed with the SEC on February 16, 2021, and any amendment thereto.

The stockholders of Caravel are urged to read these filings carefully because they contain important information about the proposed unit transaction. Additionally, during the presentation we will make certain forward-looking statements that reflect our current views related to our future financial performance, future events, and industry and market conditions, as well as forward-looking statements related to the business combination, including the timing, proceeds, and benefits of the transaction, as well as statements about Rover, its platform and its market opportunity. These forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from such forward-looking statements. We strongly encourage you to review the information that Caravel filed with the SEC regarding specific risks and uncertainties, in particular, those that are described in the Risk Factors section of Caravel’s most recent filing.

With that, let’s get started.

At Rover, we consider our sitters superheroes, and we celebrate their passion with everything we do. And there is no way to better showcase this than with the following video.

(Video presentation)

Excellent. Let me now turn it over to Adam Clammer, the founder of True Wind Capital.

Adam Clammer:

Thank you very much. Good morning or good afternoon to everybody. I’m the founder of True Wind Capital and we’re very excited to be sponsoring this investment. This will be the second de-SPAC that we’ve been involved in, following the very successful investment that we made in Open Lending, which closed in June of last year.

This company has everything we look for in a marketplace business. First, they address a huge market, measured in the tens of billions of dollars. It’s a growing market. Over a very long-term period of time this market is going to grow in excess of the economy, for sure, but in the short term we see significant tailwinds coming out of COVID. As people go back to work, start to travel again, combined with the massive number of people that adopted pets over the last year, we see tremendous growth opportunity in the short term. The company is ten times the size of its nearest competitor and the customers and providers on this network all love the business.

Rover has got a terrific management team. They’re very experienced. They understand the public markets. Importantly, they’re investing alongside us in this transaction, and our firm True Wind, will support this invest—this transaction with up to a $50 million investment from our private equity fund.

Finally, we’re bringing this deal at what we think is a really attractive valuation and a significant discount to the relevant comparable companies that we’ll talk about at the end.

With that, I’ll hand it over to Aaron Easterly, the Founder and CEO of the business. Again, we’re excited and appreciate everybody’s attendance today.

Aaron Easterly:

Thanks, Adam. A good place to start with the Rover story is understanding our mission. At Rover, we believe that everyone deserves the unconditional love of pets and we exist to make that possible. Concerns around the logistics of care is one of the primary impediments to pet ownership. I’m not home enough. I travel a lot. I work long hours. I don’t have a yard. I live in a dense urban area. These concerns for caring for a pet while one is away is a barrier to people experiencing this joy. At Rover, we believe that if we can solve the logistics of pet care, make it affordable, convenient, and high quality, more people will opt in to pet ownership, and in addition to increasing our addressable market, we may just move the needle on human happiness.

Starting with a quick snapshot of the business performance to date. Rover has grown fast from inception. During the period of 2014 to 2019 we grew at a 94% compound annual growth rate. We were on pace to do well over $0.5 billion in Gross Booking Value until COVID hit. We’ll talk more about the COVID impact a little bit later in the presentation. But the business has done well. We’ve had over 2 million households book care on the demand side of the marketplace and over 0.5 million providers paid on the supply side of the marketplace.

The business is driven mostly by repeat bookings. On any given month, 85 to 90% of our bookings are from repeat customers. And the earn back on our marketing is short, typically one to two quarters. But perhaps the most interesting thing about the business from our perspective is that the business is mainly about category expansion. We do take share from existing commercial players, like the local boarding facilities, but the vast majority of the business is taking people who were having their friends, family, neighbors watch their pet and turning them into commercial transactions online.

At a high level, Rover is just an app. Our apps allow people to pull up a list of animal lovers in their neighborhood to provide services such as dog sitting, boarding, and dog walking. We have all those features that you would expect with online marketplaces. All background—all new providers go through background checks. There is detailed information about the options in the marketplace. We have 24/7 customer support. The Rover Guarantee backstop transaction, so it covers sitter liability. And if anything were to happen to a dog or a cat during their stay, it covers medical bills.

But perhaps most interesting is this business is not about standardizing pet care. It’s the opposite. This business is about enabling mass customization of pet care. Every pet, like every human being is different. Rover caters to those needs. If someone is looking for a provider that allows the dog to sleep in the bed because that’s what their dog is used to, they can find that on Rover. If someone is looking for a sitter that’s home full time because their dog has separation anxiety, they can find that on Rover. If someone needs a provider to cook for their animal, they can find that on Rover. If an animal is scared of other animals and needs to be the only animal in the residence, they can find that on Rover. This ability to customize pet care en masse is what makes Rover unique and is unavailable in today’s commercial options.

Moving one layer deeper into our services, Rover has six service lines. One of those, in-home grooming, has been recently launched and it’s in the beta test in four markets. We expect to roll that out nationwide later this year. Overall, though, the business is comprised of overnight services and daytime services. Overnight services generally answer the question of, what do I do with my animal when I leave on vacation, or I’m out of town on a business trip. Our daytime services generally answer the question of, what do I do for pet care when I’m at work. The daytime services were launched in late 2017, whereas the overnight services were launched in 2012. Overall, about 70% of the business is in our overnight services.

Within daytime services we have drop-in visits. Drop-in visits are a little bit of a hybrid. They’re performed during the day but sometimes they’re used as a substitute for housesitting. So instead of having a service provider come to my house and live in my house while I’m out of town, I have someone check in on my cat once or twice a day and change their litter box.

As we mentioned, Rover is a marketplace. We bring together supply and demand. On the demand side, modern pet parents want an environment where their pets feel at home, feel safe, feel stress free. They want confidence and reassurance that their pets are receiving not just excellent care but the specific care that they requested. One of the dynamics about the pet industry that’s challenging is the entities receiving care, in this case the animals, can’t speak and the entities paying for the care, their humans, aren’t present. So, giving transparency into what the experience is actually like, and reassurances while people are gone is very important. Technology enables that. We can GPS map dog walks; let people know when a provider has entered and exited the home; and give photos and updates and videos to highlight stays, activities during the stay.

On the supply side of the marketplace, pet providers want the flexibility and the empowerment to have pets in their life and make material side income. There is no shortage of animal lovers in the U.S. and in most developed countries. The vast majority of these people though, would not think about launching their own business, figure out facilities, and setting up a website, and building apps and technology, and payments and insurance. For people that would love more animals in their life on a part time basis, these startup costs are unrealistic. Rover allows people to make material side income by doing something they already love. So, we bring together pet parents with pet care providers into a marketplace and the results are phenomenal. Ninety seven percent of reviewed stays are five stars.

A little bit more color on the types of users we have. When we launched Rover, we initially thought that this was going to be a peer-to-peer marketplace that would be highly concentrated in incredibly high-density cities. It turns out we were wrong. Rover has become much more universal than we ever expected. The chart on the left looks at what percent of our business is coming from cities of certain densities, and it definitely is the case that we have material amount of our business coming from high density cities, which make up about 16% of the population. But we also have a very material amount of our business coming from medium density cities and low-density cities. The growth into the suburbs, the exurbs, and rural areas has been one of the highlights of the Rover business.

In terms of our users though, we actually are more spread out demographically than many people would think for a tech marketplace. We capture all age ranges and all income brackets. We generally match up to the pet population in general, although our pet care providers are—tend to be a little bit younger. Pets are universal. Pet owners span all income brackets and all demographics, and for us to fully address this opportunity, we need to serve all those groups and Rover currently does.

Before going deeper into how we operate the business, it’s worth spending a couple minutes talking about the pet care industry. The pet care industry is becoming universal. Two thirds of U.S. households have pets and there’s an additional 20% that has previously had a pet. Over 40% of U.S. households have a dog. Increasingly, the relationship with people’s animals is becoming more akin to a family relationship. In the U.S., about 95% of pet parents consider their pets as part of the family. But perhaps more interesting for me is that almost 80% answer the question do you view yourself as an owner or a parent of your pet, respond with I view myself as a parent. So, specifically, the relationship is more akin to a parent/child relationship and all the same dynamics you see with human parents and human children, you see with our canine children and our feline children. People are concerned about the right medical treatment, the right diet, the right training methods. Increasingly, the humanization of pets is becoming the norm. This drives the pet economy that perpetually grows faster than the real economy and is causing people to prioritize pet care needs over their own. Almost a third of pet owners would say that they would prioritize their pet’s medical needs over their own. With this love and adoration comes an increasing share of wallet and the industry is increasingly recession resilient. During the great recession, just about every industry went backwards but the pet industry was one of the few industries that continued to grow throughout.

Going a little bit deeper into the U.S. pet industry, the global pet industry is a little bit over $200 billion, and the U.S. pet industry is about $95 billion. About 10% of that spend is in non-veterinary pet services. But for us, that $9 billion to $10 billion is not the interesting dynamic about our business. It turns out that pet services is one of the least penetrated categories within the pet industry. Almost all pet owners buy pet food. While there’s a very small fraction of pet owners that cook for their animals but the vast majority, almost 100%, buy pet food. Nearly everyone, at 90%, buy treats and toys and 85% of pet owning households take their pet to the vet at some point.

Only 10% of pet owning households though pay for commercial overnight services when they leave town, and the reason for that is the vast majority of pet owners abhor the idea of taking their animal to a boarding facility. Small, confined spaces that may be high stress with uncertain human attention is the exact opposite of the environment that pet owners want. So more often than not, they go down the rolodex of friends, family, neighbors and find someone to look after their pet while they’re gone. This in-home experience and constant human attention is consistent with the care that they desire for their animals.

This is the opportunity that Rover saw at the beginning. Yes, we can take market share from existing commercial players, but the 90% of the market that’s tied up in the shadow market—friends, family, neighbors—is our huge opportunity. If you do the math on how often people travel away from home and assume a low price per night assumption on the value of pet care, you can quickly calculate that there’s enough opportunity to unlock a huge amount of noncommercial business.

We estimate that right now in the U.S. there’s an $79 billion opportunity for non-veterinary pet services. The majority of that is in the overnight segment but there’s also unlock opportunity in the daytime segment. Given the increasing spend on a per pet basis, increasing pet ownership, and the growth of the pet economy in general, we expect just the U.S. opportunity to grow to $113 billion by 2030. The pet services market is expected to grow much faster than the physical pet product industry during that time.

One of the questions we often get is, “Well that’s great. I understand the math on that but what evidence does Rover have that that 90% who hasn’t traditionally used commercial services is actually an addressable market?”

We have confidence in that because it turns out that is our business and has been our business from day one. On the demand side of the platform, two thirds of our customers were previously using friends, family, neighbors until finding Rover. We do take share from traditional kennels. We do take share from vets that offer boarding services. We take share from local dog walkers and from boutiques, but the vast majority of the business is pure category expansion.

On the supply side, the contrast is even more stark. Ninety eight percent of the service providers on Rover are new to offering commercial services. These are people that love animals and historically have had animals or cared for their neighbors’ animals or their friends’ animals but would not have thought to launch a business on their own. By removing the barriers to entry, Rover has opened up a new category of service provider for the pet care industry. This group is building their entire business from Day 1 on Rover. To them, Rover is the mechanism to operate their business. It is not just a marketing platform for them.

As I mentioned, when you look at the competitive dynamics, the vast majority of the market is tied up in the friends, family, neighbor segment. But more generally, the pet industry is incredibly fragmented. Because the pet industry was associated with dot com excess, investment in tech in the pet industry lagged other categories, so the industry remains relatively lowly penetrated from a technology perspective. Additionally, given the fragmentation of the industry, many of the players do not have a financial incentive to invest in tech infrastructure. This gives Rover a unique advantage. It is nearly impossible to book services online. There are often websites that instruct you to call a number or maybe a form that is a lead-gen form that sends an email to someone who will respond to you at some future point in time. Full integration of technology into the power of the pet services business has not happened and is something Rover is bringing to bear.

We see a broad opportunity with the competitive dynamics more generally. Because technology is lagging the pet industry, there are very few stale technology players. There’s basically Amazon, Rover, and Chewy that have a direct digital relationship with seven figures of pet owners on an ongoing transactional basis. We think that gives us a unique opportunity to expand our business in other categories in the future.

As I mentioned, Rover is about technology. We use data to create a competitive advantage for our business. With the volume we have going through the platform we collect data on the marketplace participants and the needs of our customers. That data is used for many different purposes but one of the most important purposes is to continue to make the marketplace function better, providing better matches for our customers and better experiences. This creates a powerful network effect.

At a high level, the way to think about it is as more bookings happen on Rover, we collect more data. We understand which service providers respond quickly; which ones get repeat business; which ones do a good job of freeing up their calendar; which ones have accurate calendars; which ones make customers feel comfortable during the meet and greet; which ones schedule a meet and greet quickly. As we collect all that data, we get better and better at understanding who are the ideal matches for pet owners. With that, we can make better matches when people come to Rover and as we make better matches, our bookings go up. This creates a virtuous cycle. It happens in three unique manners.

The first is, as we do a better job of matching people with service providers they’re excited about using, prospects to our app and to our website are more likely to be converted into customers. This drives our new bookings over time and also improves our marketing efficiency as we convert prospects more effectively.

The second dynamic is on the repeat side. If the first service provider you use on Rover is more likely to be that amazing, you’re more likely to come back. And if one of your go-to service providers is unavailable, you are highly likely to show a better match for an alternative, you’re more likely to come back. So, as we collect more data, we get better at securing more and more repeat bookings as well. And as more of the business becomes repeat bookings and more of our customers have used multiple Rover service providers, they start to associate that experience with Rover and not just an individual service provider. That improves our reputation and our word of mouth. The word-of-mouth dynamic actually then further accelerates new customer acquisition.

Many consumer businesses become increasingly dependent on paid marketing as they scale. Rover is a unique business. We actually have become less dependent upon paid marketing as we’ve scaled due to the network effect provided by the intelligent use of our data. To make that point real, the following chart looks at a couple dynamics.

The black line maps marketing spend as a percentage of our Gross Booking Value, which has plummeted over time. The blue and the green lines look at what percent of our customer acquisition comes from word of mouth. The green line represents that number for our top 10 markets and the blue line represents that number for all other markets. In our top 10 markets over 50% of customer acquisition is from word of mouth. Our most mature market, Seattle is closer to 60%. But this dynamic is not limited to just our top markets. If you look at the blue line, all other markets, it turns out they’re on the same trajectory as the top markets, they’re just a couple years behind. Indeed, the power of data plays out again and again and across more geographies than we originally expected.

We think it’s helpful to dig a little bit deeper into our unit economics and our customer behavior. The following chart looks at our customer cohorts. This looks at the January cohorts year-over-year since 2013. The y-axis represents the average number of bookings for customers acquired during that period. This includes all the customers that have one booking and we never see again. There’s a couple things to note about this chart. The first is that our cohorts have continued to improve over time. Perhaps even more interesting about the improvement in the cohorts is this has been done in an environment where average take rate has been increasing. It’s not normally the case that businesses can increase the prices that they charge and actually see an increase in loyalty. Rover is one of them.

But there are some other interesting dynamics about the cohorts. The next is the shape. If you look at the shape of the curves you notice that curve is a term used loosely. There is curvature in these cohorts in the first 12 to 18 months, but after 12 to 18 months these curves basically turn into straight lines. We’re almost 10 years into the business and our cohorts don’t flatten. The way to interpret the straight line after the first 12 to 18 months is that although Rover is a transactional business, we get paid based on transactions and bookings; in a lot of ways and in aggregate, the business actually functions almost as if it was a consumer subscription business with zero churn after 12 months. In fact, you can see that in the revenue retention data.

So, the chart in the lower right corner looks at what percent of Year 1 revenue we see from a cohort in Year 2, Year 3, Year 4, Year 5 and Year 6, and you notice that there is a drop off after year one but there’s almost no drop off after that point. The amount of revenue retained is virtually the same in Year 4, Year 5 and Year 6 as it is in Year 2. This is a unique dynamic for the business. So, when we reference our unit economics we often talk in payback, that we earn back our marketing spend typically at about four months, one to two quarters. But in terms of the LTV to cap ratios, ultimately those ratios depend on where we arbitrarily cut off our LTVs at. We don’t actually have a definitive reason to assume that a customer lifetime ends at a specific point.

One of the questions we often get is, “It’s great that the cohorts have improved that much, particularly in an environment where take rate has been increasing, but how much of that is due to better retention of customers and how much of that is due to getting customers that you do retain to come back more frequently?” These charts break out those effects.

The chart on the left looks at what percent of cohort comes back and rebooks with us within x months of their first booking. When we started, we’d get about 40% of the cohort would come back to us in about a year and that would cap out about 52%, 53%. We now get over 60% rebooking with us within a year and over 70% over the long term. It’s not just that we do a better job of retaining cohorts. We have also done a better job of getting the cohorts that we do retain to come back to us more and more frequently.

The chart on the right looks at the average bookings per customer for just the retained subset, for those that come back. You’ll notice that this has also been increasing dramatically over time. You’ll notice a particular jump in 2015 to the 2016 cohorts. This corresponds with when we rolled out our daytime services. As we rolled out more service offerings, there are more reasons for people to come back to Rover more frequently. This accelerates both customer acquisition, as well as our lifetime values due to cross-pollination across service lines.

Looking at this data, it’s very clear that Rover has very strong repeat usage. It’s not always clear that local service marketplace businesses, particularly those focused on care, can do such a good job of retaining repeat business. We often get the question, “How is that possible? What is Rover doing that retains so much business over the long term given owners and service providers can develop relationships offline?”

The first point is, we agree that this is a potential concern of these types of businesses. The second point though is the data shows that Rover has addressed this really well. As mentioned earlier, about 85% of our bookings on any given month are repeat. We have over 90% revenue retention for pet care providers between year one and year two for those that become matriculated. We have very strong revenue retention for pet parents and the cohorts are at near linear after 12 to 18 months, and the cohorts have improved in an environment with an increasing take rate.

There are two big drivers of this. The first is, our value proposition has always been more than just finding someone. We’re not just a search platform. We’re a platform for people to deliver care and to facilitate care. The Rover Guarantee, which forms as a financial backstop for any medical issues dogs have, as well as sitter liability coverage, creates safety and peace of mind. This is only available for people who transact through the platform. Similarly, a lot of our features are only available for people that completely transact on the platform. For example, we keep track of care instructions and vet information. Many providers looking to take business off platform will have to develop parallel platforms and do additional work to manage their business that’s outside of Rover. We provide 24/7 customer support and we also provide tools to facilitate communication during the stay. In-app messaging, photo sharing, videos. We also provide additional tools to make a business easier for service providers: including payments and calendaring.

But in addition to the broader value proposition and the value that we add on an ongoing basis, it turns out that smart use of data is also very helpful at driving platform stickiness and loyalty. As we collect data on service providers, we understand which service providers get a lot of repeat business. Those service providers move higher in our marketplace and they get more future business. Over time, the service providers that are doing a great job servicing customers, but also doing a great job of keeping business on platform, are the ones that receive disproportional benefit in terms of future customer acquisition. As the cycle plays out millions and millions of times, our average repeat usage goes up and our lifetime values go up as well.

As I alluded to earlier, COVID had a negative impact on our business. Our business is currently set up around use cases of what to do with your animals when you go into work and what to do with your animals when you travel. In a world in which people are working from home and not traveling, there was a material impact on our business. However, COVID has also provided some medium-term and long-term tailwinds. It’s worth noting that there are already secular tailwinds in play with our business. The acceleration of the pet services industry relative to the broader pet industry, the increase of adoptions of pets, and the increase of per pet spend are things that benefit our business naturally.

However, coming out of COVID there’s additional strong tailwind. We anticipate a strong recovery as gradually people start to travel again and feel safe travelling. Our business will benefit materially from that.

Additionally, though, a lot of those people traveling are new pet owners. The annual growth rate in people adopting pets quadrupled during the pandemic. There are a lot of new pet owners that are going to be looking to travel and looking for first time services for their new animals. We’re excited to serve those customers. And if you think about the customers that wait for a pandemic in order to adopt a pet, these are exactly the people that are likely to view that they weren’t home enough to have a pet. We’re excited to serve that customer group.

Longer term, Rover has a lot of avenues for continued growth and expansion. We continue to expand our service lines, such as what we’re doing with grooming. We can cover additional pet types. We can grow our international footprint. We can expand our offerings into advertising or retail. We can actually expand our strategic partnerships because there are relatively few at scale pet players that are digitally native.

But the financial planning we’ve put forward assumes none of that. We think we can grow indefinitely just by doing what we do today. The tailwinds of pet ownership, spend per pet, desire to have in-home environments and human love for their pets while they’re away, will continue to power our business. Given that only 10% of pet owning households use commercial services when they travel, we think we can grow indefinitely at a brisk pace servicing the customers we service today, the markets we service today, and utilizing the service lines we use today.

That being said, we are very excited about the opportunity for Rover to continue to expand what we do over time.

With that, let me turn it over to Tracy Knox, Rover’s CFO.

Tracy Knox:

Thanks, Aaron.

Over the next few slides I’ll walk through some of our historical financial performance and some of our projections but before I do, I just want to provide a little bit more color on what Aaron talked about in terms of the impact of COVID on our business.

Over the last few years we’ve been delivering strong growth and actually, headed into 2020 we were surpassing plans for January and February. And then mid-March rolled around, and the pandemic and the world went into lockdown and it impacted our business pretty immediately. And so, the one thing we didn’t know was how long is the pandemic going to last and impact our business, but what we did know is we needed to conserve enough cash to get to the other side. And so, we did a couple different things to shore up our balance sheet and reduce cash burn.

The first thing we did was to eliminate pretty much all discretionary marketing spend. The second was a much tougher decision, to lay off half of our 500 employees. And then we turned our attention to every other line item in the P&L. Ultimately, we were able to drive out almost 50% of our operating expense structure. Then if you flash forward to the third quarter of 2020, even though our revenue was still down 50% year-over-year, we were almost profitable on an Adjusted EBITDA basis. With that as a backdrop let’s turn to the financial projections and historical performance.

As I mentioned, you can see here historically delivering strong growth. You can clearly see the impact of the pandemic on our 2020 results. But turning to 2021 and beyond, in 2021 we expect it will be a tale of two halves. In the first half we’ll continue to be impacted by the pandemic and see the reduced travel and until a vaccine rolls out, kind of mid-year. We expect travel to start to rebound in the back half of the year and that we’ll start to invest back into marketing and our tech and product initiatives at that time.

In 2022, that’s comprised of a few different projections in terms of that our customer cohort behavior returns to more normalized level, new customer volume that we acquire—new customers we’ve acquired over the last couple of years, perform at normal cohort behavior and I’ll walk through this in a little bit more detail in a moment.

But ultimately on the bottom left you can see that ’21 and ’22 revenue growth looks outsized at about 100% growth, but that’s simply due to lapping the pandemic period. In ’21 we’ll be lapping the pandemic period of March through December of 2020, and in 2022 we’ll be lapping the pandemic period of January through, hopefully it’s just mid-summer of 2021 pandemic period. And so, you can see over that five-year period it’s a more normalized 30% CAGR.

In terms of the detailed assumptions that are included in our ’21 and ’22 projections, one is that the pre-pandemic cohorts return to some normalized behavior over the next 12 to 14 months and in a moment, I’ll walk you through a slide that shows that graphically. From new bookings, again for 2021 it’s going to be the tale of two halves. We’re expecting lower travel volume in the first half of 2021 and in the second half we’re projecting a recovery to leisure travel that occurred in the 2019—at the 2019 volume for the third quarter and fourth quarter of 2020—or 2021, excuse me.

For the full year of 2022, we’re projecting normalized leisure travel, marketing efficiency that’s consistent with pre-COVID levels, a 2021 and 2022 customer cohort behavior that’s more normalized and that pre-pandemic cohorts again return to a more normalized level over the next 12 to 14 months. Additionally, the tech investments that we’ve made over the last few years will deliver some modest improvements in the bookings and retention across all the cohorts. And you can see that in the cohort behavior that Aaron showed earlier that each year we have seen an improvement in each cohort.

So, if we look at the traditional or historical cohort behavior, you can see on this graph the black line is a more normalized retention curve for our customer cohort. And then you can see for each of the January cohorts, you can see the fall off and a kink when the COVID pandemic hit, and you can see a bounce back or return to about that 50% level of normal behavior in the subsequent months. The dotted lines represent our projection of just returning to a normalized behavior over the next 12 to 14 months. We are not predicting that there’s some jump back up to normal cohort behavior. We’re not predicting there’s going to be pent up travel demand. We’re just predicting over the next 12 to 14 months a gradual return to normalcy.

In terms of the longer-term target and longer-term projections, we believe that we’ll deliver revenue growth longer term in the 20% to 25% growth rate range. Again, Aaron pointed out this doesn’t include any pent-up travel demand. It doesn’t include geographical expansion. It doesn’t include new partnerships. It doesn’t include service line expansion. So, all of those things are things we will focus on to drive further revenue growth.

From an Adjusted EBITDA margin perspective, we have line of sight to over 30% Adjusted EBITDA margin. And you can see the line items that we’ll get leverage on to get there. From a gross margin perspective, our longer term and actually today our gross margins are right around 70%. But that includes amortization of internally developed software, so a more normalized kind of cash gross margin is anywhere from five to 10 points higher than that.

So, service operations, when we laid off half our 500 employees last year, we retained most of the fixed cost infrastructure that’s needed to support service operations. So, over time as we scale the business back up, we’ll get leverage on that line item. Additionally, we know that serving repeat pet parents and service providers actually has a lower total cost to serve. As repeat bookings continue to increase in terms of overall mix, we’ll get more efficiencies out of that line item.

For marketing, we’ve been operating at very low investment levels so we will return, as I said, in the second half of 2021 to invest in the marketing line item. Technology, that’s the operating cost needed to support our infrastructure and ongoing business. As we scale back up, we’ll get leverage on that line item. And then clearly for G&A, the goal is to keep that cost as flat as possible and to get leverage on that line item over time as well.

We’ve gotten the question quite a bit, “Why SPAC and why SPAC now?” We’re the clear marketplace leader in this space but we’ve been—and we have strong tailwinds as Aaron mentioned, coming out of this pandemic but we’re operating at very low investment levels. Almost immediate payback from a marketing perspective, and so we feel if we can bulk up the balance sheet now, we can maximize enterprise value by investing into the recovery rather than lagging the recovery. That’s the why now.

Then why SPAC versus a regular way IPO, as Aaron pointed out, it’s a unique business in that we have these near term COVID headwinds but paired with really strong tailwinds coming out of the pandemic, and then unique customer cohort behavior. The SPAC process allowed us to tell that story at a more granular level and to provide projections, but we didn’t—at a level of detail that we didn’t feel would otherwise be available in the regular way IPO.

With that, I’ll turn it over to Brandon Van Buren from True Wind to talk through the transaction.

Brandon Van Buren:

Thanks, Tracy.

First, I’d like to give a quick background on True Wind Capital. True Wind is a technology-focused investment firm with a long track record within the industry across both growth equity and private equity, investing in over 30 platform transactions with over $75 billion in total transaction value.

As Adam mentioned earlier, Nebula Caravel is our second business combination forming a successful transaction with Open Lending last summer. And for investors wanting to participate in Rover today, part of the business combination you can do so through our SPAC vehicle under the ticker NEBC.

Turning to transaction overview, we priced this deal at a $1.35 billion enterprise value which represents 6.7 times 2022 revenue. When adjusting for the structural long-term EBITDA margin profile for the business, that would imply an EBITDA multiple of 22.4 times, which we believe is compelling discount relative to both the business quality and its peer set.

A few other highlights to note. One, the vast majority of the equity raise will be in the form of primary capital to invest in the future growth which is atypical for most SPAC transactions. Two, True Wind has restructured 100% of its promote in the form of earnout at $12, $14 and $16 a share, to limit the Day 1 friction of the overall deal and reduce purchase price for public markets investors. And three, additionally, True Wind, through its private equity fund, has committed to backstop $50 million of potential redemptions, if any, to increase the certainty of proceeds to the company and provide the deal increased certainty so that the public knows that the deal will close.

Moving over to the valuation framework, the comparable set here is a fairly straight forward exercise focusing on the leading consumer marketplaces with take rate business models and deep competitive moats driven by proprietary data assets and reinforcing defensible network effects. When you start looking through that set of peers, it’s a pretty tight set, in our view, that meet that criteria.

There are two comps in particular I would highlight. One is Etsy. Etsy is a differentiated marketplace that has a unique supply akin to our unique fragmented supply that Aaron described before. And number two is Airbnb which is another differentiated marketplace with a defensible moat, and is also important it has the same COVID-related travel dynamics with near-term headwinds, followed by long-term tailwinds. Regardless of whether you focus on the revenue multiple or the EBITDA multiple adjusted for long term margin profile, you can see that Rover’s entry valuation is very compelling relative to the peer set.

With that, I’ll hand it back to Aaron for some closing remarks.

Aaron Easterly:

I thought it was useful to share some of what we’re seeing in the business currently. For a Q4 comparison of what we’re seeing in the first three months of Q1, the chart on the left is our bookings and this looks at year-over-year where the green line is versus last year, and the grey line is actually versus 2019. A couple things to highlight. It’s definitely the case that as another wave of COVID hit during the holiday season that there was increasing COVID cases and that put a little bit of pressure on the business, nothing like what we saw in the initial wave of lockdowns last March/April. But from January to February and the first half of March there has been a very strong rebound in our bookings, from about 50% down year-over-year to less than 20% down year-over-year.

If you look at the gross booking value, so inclusive of the actual dollars spent, not just the number of bookings, the acceleration is that much more clearly seen. Through just the first half of March we’re basically back to even year-over-year. The question might be, why is the gross bookings value accelerating so much more rapidly than the bookings speed although both are accelerating.

Well, it turns out that one of people’s responses due to COVID and the uncertainty is that people tended to have slightly shorter duration trips and they tended to book more of those last minute, so the shorter duration showed up in our average order value. But as people are vaccinated and people feel confident of being able to travel in the coming months and later this year, we expect to continue to see kind of a normalization of the type of trip and the trip duration which will create some additional tailwinds with regards to our average order value.

It’s also worth calling out though if you look at the two year ago numbers, you see a very similar dynamic. As a reminder, our plan for full year 2021 has us coming just shy of 2019’s gross bookings value number and a little bit over 2019 in terms of revenue due to slightly higher take rate and some ancillary revenue line items. The fact that we’re only halfway through March and starting to pull close to 2019 is a very positive sign and gives us a very high degree of confidence in the full-year numbers.

Just as a reminder before we open it up to questions, our mission is to make it possible for everyone to experience the unconditional love of pets. We’re focused on solving the logistics issue of that. Rover is a category leader with incredible network effect and compelling unit economics run by an experienced management team competing in a space that’s highly fragmented or greenfield.

We’re excited about the future.

Operator:

Our first question comes from Maria Ripps with Canaccord.

Maria Ripps:

Yes, thank you for taking my questions and thanks so much for the presentation. It’s very helpful.

One thing I wanted to ask you is, when you think about your marketing, sort of how do you—what’s the process of tailoring that you acquire supply versus acquire demand. And are there any markets where you feel like you may be supply constrained at the moment?

Aaron Easterly:

Thank you, it’s a good question.

The quick answer is we don’t have to spend a lot of marketing on the supply side of the business. I think historically it’s in single digit percentages of the total number and sometimes it might be off completely. The vast majority of the supply side is people who love animals, are excited to make a side income being with animals and not really competing with other jobs. Let me give an example of that.

Rover sitters can have a full-time job concurrently. They can work from home. They can be retired. Largely, our service providers are not gig economy people. These aren’t people that are kind of logging on and off for a couple hours to make a quick buck and are competing versus Uber or DoorDash or whatever. It’s mainly people that this is a passionary area and they can still go about their life as they normally would. It would obviously be really weird for someone to have a full-time job while concurrently driving an Uber, but in our business people can do this in addition to whatever else they’re doing with their time.

Answering the second part of the question which is, are you supply constrained anywhere, we don’t think we are anywhere right now. If you look at across service line, we have more than enough our capacity. Some of that oversupply which is strategic for us is clearer in some service line. We want to be slightly oversupplied because the data—by utilizing the data it allows us to understand who are the best people and we want to have capacity to send future business to just the best people, so we want to be a little bit over supplied.

Now, if the question is, are there ever times where we wish we had more types of service providers for certain services in certain markets during certain times of the year, yes. I mean we might see that. For example, our sitters may also travel for Thanksgiving, but historically, if we’ve seen that it’s typically limited to a handful of markets on just a couple days a year and just for the boarding service line. Again, we have never seen it universal nationwide. We have never seen it across all markets. We haven’t seen it across a calendar period, but that’s something that we’ve increasingly gotten better at managing over time. I hope that helps.

Maria Ripps:

That’s very helpful. Thank you so much.

Maybe as a follow-up, who sets prices on the platform and how much flexibility do your providers have on that front? And secondly, how do you address sort of service providers potentially leaving the platform and going directly to parents once they establish relationships? What are some sort of practices you deploy to keep some of your best providers on the platform? Thank you.

Aaron Easterly:

Sure. In terms of pricing, our service providers set prices. I do think we have a minimum price by service threshold, and we do kind of have a default or recommended price by geography for new service providers. But service providers are 100% control over pricing and the details of what they want to offer, with those caveats that we do help with defaults. We might update people and let them know that they can set holiday pricing and things like that.

The disintermediation strategy, kind of we covered in the presentation but again just to recap it quickly, at the high level there’s two overall strategies. The first strategy is to provide a value proposition that goes beyond finding someone. If you’re doing this part time, you don’t really want to take on the risk of a multi thousand-dollar vet bill to save several dollars on whoever’s take rate on a per night basis. So providing the financial backstop, providing the tools, providing the care instructions, providing the anonymized messaging are all things—the 24/7 support—they are all things that are only available if you transact through the platform and that creates an enduring value proposition.

The second strategy is data science. If we can understand those people that are really good at keeping business on platform and we only send new business to them, then whatever level of disintermediation exists tends to get weeded out over time as only the ones who aren’t disintermediating kind of build a big book of business over time.

Maria Ripps:

Thank you. That’s very helpful. Appreciate the color.

Aaron Easterly:

Sure. Thank you for the question.

Operator:

The next question comes from Tom White with D.A. Davidson.

Tom White:

Great, thank you guys and yes, thanks for doing this Analyst Day.

A couple if I could. First is just on plans for marketing this year and in 2022. It makes sense that you know, you guys want to kind of invest into the recovery in travel and also capitalize on this big spike in new but previously too busy pet owners, of which I am one, from the pandemic.

Aaron Easterly:

Congratulations, by the way.

Tom White:

Thank you very much.

Can you maybe just talk a little bit about kind of marketing mix over the next couple of years? How you’re thinking about kind of ROI and payback period and if there’s any kind of change in your view on that front that you’re taking maybe here in the near term given the dynamics of the recovery, and then I’ve got a couple follow ups.

Aaron Easterly:

The absolute number of marketing dollars we expect to increase and is generally, you know, relatively proportional with new customer acquisition. I don’t think we’re planning any wholesale changes to our kind of earn back timeframes; the kind of one to two quarters on average is kind of what we’ll be looking to do. That may fluctuate a little bit as we experiment with new marketing channels, but not materially so. We like our unit economics and we feel great about the, and the conversion of the shadow market where people use a Rover sitter instead of their neighbor, that’s plays out over time. You need to be careful about kind of pushing too hard on the marginal customer acquisition in order to be a good steward of the company’s enterprise value. But we do expect it to increase over time, and obviously on a per customer basis we expect it to be materially higher than what we’re operating at during the pandemic because we relied so heavily on organic customer acquisition during the pandemic, but we generally expect it to be in line with the more recent pre-pandemic period.

Tom White:

Okay, great. Maybe a follow-up on international. I was hoping maybe you could just talk a little bit about the market backdrop in the markets where you’re operating now. I guess I’m curious whether, you know, I should probably have found this data myself at this point, but are you seeing similar kind of trends of rising pet ownerships in rising per pet spend in some of those markets. Are Europeans as kind of cuckoo about their pets as Americans increasingly are? Can you maybe give us a sense of, like, what the total amount of kind of investment spend or maybe drag on EBITDA you think might be coming from the kind of the international expansion that you’re doing?

Aaron Easterly:

Sure, first it’s worth noting we operate in 10 countries right now: U.S., Canada, and eight countries largely in Western Europe. I would say the Western or the European business is nascent. We just got around to kind of migrating a small acquisitions technology stack to ours right before COVID hit so it was unfortunate timing. Our Canadian business is more mature, although less mature than the U.S.. The Canadian business is about as big as all of Europe right now, so it’s also a strong category leader.

Europe, because the category is a little bit less developed, there are kind of more players bouncing around at kind of small levels. Nothing that we view as a major problem for the long-term business opportunity to grow there.

The more emotional question is, like, “Are Europeans as crazy about their dogs as Americans?” I’m not 100% sure how to answer that and say, I’m not sure anyone is as crazy about their pets as Americans but that may not be a database perspective.

If you look at Europe, pet ownership is healthy in Europe, healthy in Canada. There’s actually a really rich history of dog and cat obsession around the world. A lot of the breeds that are popular in the U.S., obviously were originally bred in Europe or Asia, and so there’s still fundamentally those dynamics. And the global pet industry if you exclude the U.S., grows at a really healthy clip. We expect there to be a sizeable growing opportunity in the Rest of World and Western Europe, although I don’t have at my disposal right now the kind of acceleration of adoption dynamics due to COVID yet.

Tom White:

Okay, great. Then just last one. Thanks for the slide on the quarter-to-date trends. I think I missed the explanation of kind of that delta between bookings and GBB, kind of the recovery there in the first half of March. Can you just run through that again quickly for me?

Aaron Easterly:

Sure. One of the consumer responses to COVID, because of the uncertainty was when they did travel would be to take shorter trips and last-minute, think weekend getaways. As people feel confident, either they’ve been vaccinated themselves or feel confident that a good chunk of the population will be vaccinated later, we’re seeing that the average duration goes up. So the average order value—if you think of GBB as roughly average order value times bookings, the average order value is starting to accelerate as people book longer trips.

Tom White:

Got it. Makes sense. Thanks again.

Aaron Easterly:

Sure.

Operator:

Our next question comes from Myles Shekar (phon) with William Blair.

Myles Shekar:

Hey, Aaron. Thanks for taking the questions. Just a couple if I could, please. Just to get a better appreciation on sitter liability, when you do experience some claims, can you maybe give a sense of what those look like? How severe? Is there insurance around it? How it’s remedied. The first question.

Then, just on the take rate, I think you kind of reset, meaning that the newer supply coming on you’re taking a bigger portion. I think you’re charging the demand side now. Just maybe some longer term thoughts on take rate with the strong word of mouth dynamics and your ability to maybe continue to use that as a financial lever going forward. Thank you.

Aaron Easterly:

Sure. On the insurance piece, I don’t know what we’ve disclosed. Tracy can put more in here. In general, we view that as a minor cost of doing business. Sometimes things happen. It’s somewhat predictable as a percentage of net revenue and gross billings and it is a pretty small percentage of the overall service operation. That’s not to say on the things—where unfortunate things happen that you don’t get an angry letter, but in general we kind of view it as a small percentage of our service operations costs.

Tracy, is there any more context you want to add to that one?

Tracy Knox:

No, other than it’s in our cost of goods sold, so even with that amount it is a small amount, a small component of that amount. Not material enough to break out separately.

Aaron Easterly:

Yes. And it may vary slightly just based on timing of when random stuff happens, but again, not swings enough to be material to the overall business, at least in our concerns historically.

Operator:

Thank you. Your next…

Aaron Easterly:

I think there was a second question there on take rate?

Myles Shekar:

Yes.

Aaron Easterly:

The take rate thing, I think we may have it in the appendix. Yes, on Slide 50, you kind of have a historical view here. The dynamic is that we launched largely with a 15% take rate on the provider side. We did a couple of experiments and revisions to that where the provider side was changed to 20% and the pet parent side, or kind of what we call an owner side fee, went from 7%, so that gets added on, almost like sales tax would on top of a transaction. So, we went from taking $15 out of every $100 to keeping $27 of every $107, which is about 25.2%.

With those changes though, we kept existing owners and existing service providers on whatever legacy pricing scheme they had. As the business grows and as the mix of people on the old schemes versus the new schemes changes, we kind of slowly drift from that 15% to that 25.2%. We generally operate in, I think the mid 23.4% right now, something about that, but that continues to drift up as the mix of people on the old scheme versus the new scheme changes.

With regard to the other question around is that a scenario that there may be more opportunity that you can do experiment and tests on, the answer is yes. We’re pretty diligent about wanting to conduct tests before making big changes to pricing schemes, but we do conduct those tests regularly and they are continuing, even as we speak. But nothing to guide yet in terms of a commitment of what we expect that to be. What we can say, though, is that the take rate on the existing structure will continue to drift up towards that 25.2%.

Tracy Knox:

Then, just to clarify a little bit, that’s the take rate on the gross booking value, and there are differences between how that then translates into revenue just due to timing of when the revenue is recognized, any cancellations in there, customer incentives, etc. So, that is the gross take rate and then that is all translated into revenue.

Myles Shekar:

Great. One more if I could. It looks like the projections on Slide 29 contemplate a sort of a modest boost in take rate. I wasn’t sure if that was perhaps coming out of COVID or if there was something else sort of driving that as well.

Aaron Easterly:

Yes. Again, we’ll continue to drift up on take rate without doing anything differently than we are today. The other thing, obviously during COVID cancellations were abnormally high, particularly in last late March to April timeframe, and cancellations stayed a little bit higher throughout the rest of the year than we would normally expect to, so that’s part of that dynamic.

Miles Shekar:

Great. Thank you both.

Operator:

Our next question comes from Ron Josey with JMP Securities.

Ron Josey:

Great. Thanks for taking the question, Aaron, and thanks for the time, and Tracy as well.

I wanted to ask about new products and services with the few that are rolling out, just understanding the process for how you do that. You mentioned in-home grooming is testing in select markets, but then also potentially new verticals like adoption and training, also eCommerce. Can you just talk to us a little bit more about how you build the offering, how you attract maybe different service providers and then just a rollout schedule, would be one.

Then, Aaron, I think you mentioned talking about investing into the recovery in the back half of the year. Specifically, can you just talk about—and how this might enhance your unit economic drivers—just talk about the ’21 product roadmap for the core marketplace, any initiatives that we should be focused on. I think that would be pretty interesting. Then, one follow-up, if I may.

Aaron Easterly:

Sure. On the new products, I will give a little bit of context. We from a mission point of view are most excited in those things that makes the logistics of pet care easier. Being the 150th consumer brand of pet food probably doesn’t change anyone’s decision to have a pet, and so that’s less exciting to us from a mission perspective. It still may be a good business, but, you know, our core is figuring out how to make it easier to be an awesome pet parent.

That being said, our belief is also that there is a difference in marketplace businesses between those that purport to work and those that actually work. It’s easy to slap up an app, slap up a website that looks similar to ours. It’s more challenging to make it operate as effectively as ours, and so we don’t feel the need to kind of just go launch a bunch of stuff. We care a lot about getting the marketplace mechanics right. Are the conversion rates good? Is the repeat usage good? Is the Net Promoter Score good? What does long-term retention look like?

Typically, when we test these things, we’re looking for all those signals and grooming is a good example. We expect to roll out grooming later this year nationwide, but grooming is something that we’ve actually had in those four markets for even prior to COVID, and we actually decided to make some changes to kind of how the marketplace operates to do a better job of scaling long term and long-term satisfaction. We’re happy to take it slow to get it right, so to speak.

I think in terms of what’s most natural for us to look at, obviously things that are marketplace oriented, services oriented are a little bit more in our existing wheelhouse. That being said, we have a blog that gets millions of users every month and one of the popular content is kind of a Rover opines on pet products, so we believe that we have some credibility within a subset of pet owners around our content or kind of our expert voice as well. But the services stuff is our sweet spot.

At this point, other than grooming we’re not specifically announcing any new products. I’d say the stuff that we’re interested in taking a look at is everything from adoption to some of the peripherals around vet care to dog training. Those are sweet spots and we’ll continue to test some things outside the service area as well.

Ron Josey:

That’s super helpful. I guess to the point on the investment and investing in the back half—into the recovery, I should say, it would be towards the newer products, or anything on the investment side?

Aaron Easterly:

Yes. We are definitely investing in getting grooming ready to roll out nationwide. We also have a chunk of investment that goes into just continuing to improve our existing services. You get so much leverage in this business out of the repeat usage that we can continue to tweak algorithms, data science, how we structure things to remove friction and increase loyalty, and we’ll continue to do that.

Obviously as a public company you start to invest a little bit in other systems that are more compliant as well, so we’ll see some public company compliance costs in there as well. I think by the end of the year we’ll be doing some experimentations beyond grooming, perhaps.

Ron Josey:

Perfect. That’s great. Then one last one. Sorry for the third one, just on the ’21 trends and with March month to date looking so promising on even year-over-year but even versus 2019, is this broad-based across geographies? Any insights on what’s driving that, or is it just travel coming back and you’re seeing it everywhere. Thank you.

Aaron Easterly:

Sure. I will say it’s broad-based across customer type. I’d say we’re saying it across new and repeat. On the geographic breakout, it’s definitely not limited in scope to like just a certain region of the country, although we have seen some particularly high growth over the past nine months from area that are just less inherent risk in COVID, so medium density and lower density population areas have done kind of relatively better. Obviously the dynamics around opening, business opening kind of restrictions due to public health reasons also kind of affect the geographies a little bit, but I don’t think we’re prepared to kind of break that out and opine on like a city by city basis.

Ron Josey:

Got it. Thank you.

Operator:

Our next question comes from Brian Fitzgerald with Wells Fargo.

Brian Fitzgerald:

Thanks guys. Aaron and Tracy, this is maybe for you and it dovetails in with Ron’s last question. On that cohort chart with the dotted lines, I think the way phrased it don’t build in any acceleration or return to normal, but then fast forward a couple of slides there and you had the rebound and the spikes in both bookings and gross bookings. I guess my question is, those dotted lines are nearer term. Are you seeing those ramp back up to equity with that normal black line cohort curve quicker? Just a kind of qualitative question on that one.

Then two more I had was just around can you tell us about your ability to hone or manage the quality of both sides of the (inaudible), both with the providers and both with the customers? Any tools or any qualitative facts about we’ve had to remove X number of providers because they didn’t hit our high quality benchmarks. I’d love to get some insights on that.

Aaron Easterly:

Sure. On the first piece, you’re right to point out that the assumptions in the financial plan are relatively conservative in the sense that we’re assuming gradual normalization, and you’re also right to point out that we’re seeing pretty material acceleration in the year-to-date.

What I would say is the cohorts, one of the things that’s interesting about Rover’s business is when you look at the cohort it’s still episodic. The cohort kind of behave predictably in aggregate, but then individual customer may only travel twice a year, once a year, four or five times a year. So, when you think about the denominator in those cohorts, the denominator is pretty big and so you can have individuals start to come back on but don’t necessarily materially move the overall cohort, especially the cohorts across all nine and half years of the business. So, I would say you’re right to point out that there could be further upside in our financial plan to the degree that there is a stronger bounce back, but right now I don’t think we can comment on whether or not those cohorts have moved from within the financial model. I’d say we have increasingly high confidence in the financial model and we always had high confidence, but to the degree it can go up, it has gone up, but it’s too early to tell whether or not that moves the entire cohort.

Brian Fitzgerald:

Got it. Then, the question on—thanks, Aaron. The question on kind of managing the quality of both sides of the marketplace, can you opine a bit on (cross-talking) to do that and quantify how you’ve done that in the past?

Aaron Easterly:

Sure. Let’s start on the supply side. There are some barriers to entry, like in addition to background check, a human profile gets reviewed—sorry, a sitter profile or a service provider profile or dogwalker profile gets reviewed both via technology that may look at things like did they submit references, how about the photos? It gets reviewed by technology after they pass the background check and then it also gets reviewed by a human. It’s only a fraction of the people that set out to fill out a sitter profile or attempt to become a sitter that actually go through—get all the way through the process, but we’re constantly looking at data to make assessments on appropriateness of continuing on the platform. So, every time, if there’s a trust or safety incident or a customer complaint, that puts our teams involved. We analyze incidents and determine whether or not the participant should remain on the platform. If there are certain behavioral dynamics we see that make us think that there’s a violation of community standards, we remove people from the platform.

That’s also true on the owner side. We remove owners from the platform as well. And behind the scenes we also collect reviews on things such as animals on the platform so that if we need to remove a dog say for safety reasons we can as well.

Overall, I don’t think we have ever released how many people are removed from the marketplace on a regular basis, but what I will say is it is exactly that; it is a regular basis. Managing the quality of the marketplace and the safety of the participants, human and non-human, is incredibly important to us. We view it as our obligation to take action for those that we believe are a risk to our community standards or the safety of our participants, and so it’s a normal course of the business, it happens all the time. But all the time doesn’t mean it’s like a large percentage of existing revenue or anything like that.

Brian Fitzgerald:

Got it. Thanks. I’ll step back in the queue. Thank you.

Operator:

Our next question comes from Tom Champion with Piper Sandler.

Tom Champion:

Hello. Thank you. Good morning out there on the West Coast.

Just curious if you could talk a little bit more about the value of the data you’ve collected. It sounds like you’ve done a lot of work to think about optimizing for matches between providers and owners, but I’m just curious if there are other applications of the data or other uses of the data that you can apply to the marketplace or the business longer term.

Maybe just a second one. A lot of my questions have been answered, but would you ever operate facilities? I mean it strikes me that it sounds like one of the barriers is low customer awareness and it sounds like a significant portion of revenue comes from overnight services. Would it ever make sense to operate overnight kennels, say? Just curious. Thank you.

Aaron Easterly:

Sure. While we think many pet owners prefer an in-home environment, I don’t think we’re religious or dogmatic about that. On the high end of the market there are doggie spas and doggie resorts, but you know, there’s a chunk of (inaudible) satisfied with. Additionally, in day care, one of the reasons people use traditional day care is specifically because they want their dog to be around a bunch of other dogs so the dog can exercise and get its energy out. So, environments in which there are a lot of other animals may not be a lot of pet owners’ ideal time of a loving overnight environment, but maybe exactly their idea of what they want to do for their dog who is playing and romping around during the day.

I think never say never. We’re open to anything that we think furthers out business and furthers our mission that’s consistent with our values, and something we’ve thought about, but it’s not something that I think near term we’re likely to pull the trigger on. But it’s something that we’ll take a look at over time as well. I do think that there are certain use cases where certain types of physical offerings can be great, but I think having a lower fixed cost structure where we don’t have the capital requirements of having to do those buildouts is an advantage to our business (inaudible).

Tom Champion:

That makes sense.

Aaron Easterly:

Was there a second question in there that I missed?

Tom Champion:

I was just curious if you feel like your harnessing the full extent of the data that you’ve collected. I mean, it sounds like you’ve done a lot of work to optimize for matching providers and pet parents, I guess. But whether or not there are further opportunities to apply the data set that you’ve collected over time.

Aaron Easterly:

Yes, I think the answer to that is absolutely yes.

The first thing I’ll say is the data set—since 98% of our providers are new to commercial services, like the kind of customer satisfaction, the customer loyalty, the responsiveness, the dynamics of those services is data that doesn’t exist broadly out there. It’s not like they have a business listing on Google. And so we do think there’s a lot of uniqueness to the data set, but I think one of the things that you are implying to is given what we know about owners and their pets, are there applications to that? Yes, we collect vet information. We often collect (inaudible) inspections. We often collect what type of food, what brand of food, what treats, allergies, sometimes medical needs. So I think that when you think about having it as a data asset, a large seven-figure amount of pet owned households and it’s rapidly increasing, we do think that there are opportunities more broadly making use of that data.

Right now, we don’t use it for kind of our content, some of the ad revenue we get off the content, but one could imagine that there’s everything from new product offerings to physical retail to advertising that that could eventually be useful for, and so we (inaudible) valuable and we think there are downstream opportunities at some point.

Tom Champion:

Makes sense, thank you.

Operator:

Our next question comes from Nick Bacchus with Raymond James.

Nick Bacchus:

Hey guys, thanks for taking my questions. From the market, the 10% of pet owners that are currently using commercial pet services as opposed to friends and family, what did that number look like five years ago or ten years ago? Where do you think that number goes over time? Trying to understand just kind of the implied growth rate for commercial services and how much of this is being driven by growth of that penetration of people who are actually using commercial versus just growth in the number of pet owners.

Aaron Easterly:

Well, I think when we calculated the number initially when we launched the business it was single digit percentages, but that was excluding cats, I think, so it was probably even smaller. But just to be totally honest, that data point to find as it’s defined, I don’t think we have a tracking number on that. There’s a couple of different ways to get at it. You can ask people, like we can do a survey. You can try and back into it if you have travel nights and know the size of the existing commercial market, but the estimates on the existing commercial market also vary pretty materially from source to source. I don’t feel like there’s a precise enough answer to kind of trend that over time, other than saying that we estimate it to be single percentages when we started and that excluded cats so it may have been overstated.

Nick Bacchus:

Got it. I guess if you had to kind of directionally talk to it, where do you think that number, if you’re using the 10% as the base, where do you think that may go over time?

Aaron Easterly:

That is a good question. Maybe the best I can do is we think it can be a multiple ahead of where it is now, maybe multiple multiples. We do think that there will always be a group of people either because disposable income is very low or because their mother-in-law so loves sitting their dog that are likely never to really participate in commercial. If you rewind the clock eight years ago, we would oftentimes kind of eliminate a good chunk of geography from the addressability of that. Mentally we would say, okay, well, man, can Rover ever really take hold in rural areas or medium density areas? Maybe we should exclude that population as the potential addressable market, and then all of a sudden we start getting bookings in Alaska and Guam and Hawaii and the U.S. Virgin Islands, you’re like, “Well, maybe that is addressable.”

I would say as more time goes by, our belief in how high that number can go has gone up and up and up, but I don’t think I’m prepared to zero in on saying we think it’s going to be multiples higher than it is now.

Tracy, is there anything you would like to add to that?

Tracy Knox:

No, I think that was good. We think about it more in terms of our penetration into households that have pets and it’s single digit, like 2.5. We’re assuming that it’s going to still be single digits even a couple of years from now, but that’s still a large amount of households to go after. So, going from 2 million households today to mid-single digit household penetration a couple of years from now, it’s a very large market.

Nick Bacchus:

Got it, got it. That’s helpful.

Just another question on you mentioned expanding partnerships as a growth opportunity in the presentation. Maybe just expand on that. Any existing partnerships that you can talk to today? I think you guys did a partnership with Walmart fairly recently. What kind of opportunities are you looking for on that front?

Aaron Easterly:

I would put that in the category of more of something we feel convicted about that will make sense at some point versus kind of, hey, we predict something is going to go online four months from now. The context is there’s a lot of players out there that are big in pets, so think retail, that’s Amazon, Chewy, Walmart, Target, PetSmart, Pet Co. They know that the modern pet parent or that the growth in the service side of the business is likely going to grow faster than physical product, and they want to be relevant.

Similarly, there are partners that may think about things like daycare for human children and sitting, babysitting, that would want a more robust offering. There are businesses that are looking for ways to continue to have an edge on employee acquisition and retention in terms of benefits, and in a lot of markets now there are more—in some markets there are more households with pets than there are households with children.

We see that there’s that category of things, like either people wanting to be relevant in the services or want to broaden the services that they do have, and there just aren’t many players to partner with on that front in the pet space that are primarily digital. We look at that as kind of likely an inevitable opportunity but not something that we think is going to materially move this year’s numbers.

Nick Bacchus:

Got it. Thanks very much.

Operator:

Our next question comes from Seth Basham with Wedbush.

Seth Basham:

Thank you. My questions are on Slide 22, the cohorts repeat bookings chart. It looks like the repeat booking rates declined for the 2018 and ’19 cohorts versus 2017. What might be driving that 2017 being the high water mark, so to speak?

Aaron Easterly:

Well, just to kind of clarify, 2020 was actually trending above ’17, ’18 and ’19 before COVID hit, so we don’t think it was the high water mark, at least it wasn’t until COVID. I think there’s a couple of things trending that caused that dynamic.

We had shifted a variety of our investment into some non-core areas to experiment with on demand, and that investment kind of took tension and tech away from the core businesses. The ongoing investment that we normally apply to the core suffered during that period and largely resulted in healthy but not materially improving cohorts.

There also may be a long-term dynamic attached to as it would become more mass market. Is there the people that we’re likely get in Year 13, are they likely to be less frequent travelers than people we get in Year 5? At this point we’re not super concerned about it, and at least theoretically the people that adopted pets during COVID may be more frequent travelers, so other than kind of starving investment into the core business while we experimented with some new marketplace constructs, and a slowdown in the kind of mix shift towards daytime services, there isn’t a great answer, but again, our (inaudible) was going up during that period, but again, 2020 was actually trending the best.

Too early to say but we expect that our best cohorts are in front of us, not behind us.

Okay, that’s helpful. Thank you.

When you think about that mix towards daytime services, where do you expect that to be in, say, three years?

Aaron Easterly:

Daytime services went from, like, 0% of our Gross Booking Value to 25% I think in about a year. That may not be the exact number, but it did this initial ramp really quickly, like over the course of like 12 months, 18 months, and then it slowed down a bit. I think our view is that dog-walking customers are high LTV customers and they are needed, particularly in urban areas where people don’t have yards and they work long hours. But we think that if you look more broadly at the U.S. population, there’s a decent percentage of the population that live in rural areas, that live in places where there are yards, that live in homes where some of the household members are home full-time. We think that people paying for commercial dog walkers in those environments is pretty highly unlikely, so we actually thinks there’s more category expansion possible in terms of the overall mass market in overnight than we do daytime services. Although we think that there’s good LTVs and good customers to be had in daytime services.

We don’t expect the daytime services percentage to accelerate wildly versus where it’s at right now. There was that kind of really strong ramp from 0 to 25, and it’s been relatively consistent with some—excluding some COVID impacts over the last couple of years.

Seth Basham:

Thank you.

Aaron Easterly:

I will say the one other piece where there could be a mix shift is obviously there are, on daytime services like dog-walking and daycare there’s higher frequency customers, so to the degree that you can retain business and have even more loyalty, that could have a higher impact on revenue because they’re higher frequency. So, if we do a particularly good job of improving cohorts for, like, let’s say dog-walking, that may shift the mix a little bit, not because we’re acquiring more dog-walking customers but we’ve just been able to shift the repeat cohort curves more for them.

I hope that helps. The mix dynamics are complicated but there may be upside on the dog-walking cohorts in particular.

Seth Basham:

That’s helpful. If I could just ask one more question, around bookings. What’s the average time in advance that somebody makes an overnight booking? Is there any visibility to future revenue at this point forward because of that dynamic?

Aaron Easterly:

Sure. Just a reminder, the gross bookings value is based on the time the booking is made, but we won’t recognize the revenue until it’s earned. Pre COVID, I think it’s about 25 days on average, or maybe that median, between when the stay occurs and someone booked. But it turns out like there’s some wild distributions in there. There’s definitely some last minute and we’ve seen cases where people book a year in advance or close to it, anyway. On average, about 25 days. During COVID, that came down. I want to say it shortened to like a week, seven days, something like that, but if the answer is because we can see the bookings come in for future period, so we have some sense of what’s going to be recognized revenue in future periods, the answer is yes. But, again, the gross bookings in the current period is the reasonable predictor of that.

Seth Basham:

Understood. Thank you very much.

Operator:

Our next question comes from Edward Yruma with KeyBanc Capital Markets.

Edward Yruma:

Hey, good afternoon guys. Thanks for all the helpful information today.

I guess first more of a housekeeping question, but if something goes wrong when the pet sitter is in the home, are they insured by you? Who is doing the liability if something happens to the pet, unfortunately? Then, as a follow-up, and sorry if I missed this earlier, what opportunity is there to increase services, particularly among cats? I get the dog walking opportunity and the dog sitting, but I know we’re seeing some of the same growth dynamics behind cats. I guess, kind of, how much runway do you still have there? Thanks.

Aaron Easterly:

Sure. Liability, so we’re a marketplace business. The service providers in Rover are independent contractors. They control their own definition of service and prices, but we do backstop through the Rover guarantee. The Rover guarantee which covers sitter liability, I think up to $2 million and vet bills for the dog due to injury up to I believe $50,000. We can confirm that, or it’s available on our website. We do financially backstop that. There was a question maybe 20 minutes ago about what is the materiality of that backstop, and we roll it into COGS and it happens but it’s not super material thing to breakout. I think one of the dynamics to understand about dogs versus, let’s say human children, is that in general dogs are legally—this may not always be true but historically dogs have been legally viewed as property, and so that kind of impacts potential liability.

On the cats side—I should say also, the Rover guarantee is backed up by an umbrella insurance policy that Rover has.

On the cats side, the spend per dog is noticeably higher than the spend per cat. I think it’s about a 2:1 ratio. Tracy has corrected me. The sitter liability limit is up to a million.

The spend per dog is about twice as high as the spend per cat and any time I kind of speak into generalities around pets, you run the risk of upsetting someone. I’d say in general we expect there to be more need for grooming in the dog market than the cat market, although there are some cats that need grooming. We expect that things such as walking is more relevant for dogs, so we do expect there to be more spend per dog than per cat. There’s also a belief within some segments of the pet owning population that cats are more capable of being on their own without human attention for periods of time. That’s not universally believed; there are very strong opinions on that topic, but in general we believe that that’s how people think about it. And so, we expect that the dollar opportunity is bigger with dogs.

That being said, we were late to the cat game. We just started supporting cats as a pet type I think two years ago. Prior to that—a little embarrassing to admit—but the only way you can set up a cat in Rover was creating a dog and then assigning the breed type to cat, which is somewhat offensive to cat owners. But we saw that the opportunity for cats was large and hasn’t been enough of a focus for us, and so we supported cats innately and it has boomed. A large percentage of the drop-in business is related to cats and that has been a great line of business for us and we expect that to be growing faster probably than our overall average.

So, the answer is, hey, is there a lot of upside with cats? Yes. But less so that we’re going to be adding more services and more just that we think that we’re underpenetrated.

Edward Yruma:

Got it. Thanks for all the color.

Operator:

The next question comes from Lauren Schenk with Morgan Stanley.

Lauren Schenk:

Great, thanks. I wanted to ask about the past profitability and sort of the timeline or cadence of that. When do you expect your first quarter of EBITDA profitability? Then, I think your forecast imply about a 40% (inaudible) rate over the course of the next two years, but it sounds like you’re going to be investing in marketing and tech ahead of the demand and ahead of the recovery. Is it just scale that bridges the gap after that, or are there any other initiatives or changes internally? Then, I have one other follow-up.

Aaron Easterly:

Tracy, do you want to take that one?

Tracy Knox:

Yes. I’ll take that.

In terms of 2021, we expect that we will turn EBITDA profitable later in the year and that going forward into 2022 and beyond that we will be Adjusted EBITDA profitable on an ongoing basis despite the investments that we are making in returning to marketing investment and the tech and product investments.

If you look at our margin in the projection, EBITDA margin in the projections in the deck, which I believe is Slide 29, you’ll see that for 2022 we’re projecting Adjusted EBITDA of $35 million and 17% Adjusted EBITDA margins.

Lauren Schenk:

Okay, great.

Tracy Knox:

Longer term, over 30%.

Lauren Schenk:

Yes. Okay, great. Then my follow-up was just when pet parents do churn off in Year 1, what are some of the most commonly cited reasons? Then, how do you prevent the best service providers from going off platform?

Aaron Easterly:

Again, the strategy for the keeping people on the platform, we talked about it in the presentation, but again, it’s having the value proposition that goes beyond finding someone, including providing a platform that facilities care delivery and it’s using data to identify loyal people and send them more business, which plays out over many years. That is the strategy.

The second thing I want to say on that is, again, 98% of our providers are new to commercial services. It’s definitely possible that someone says, “You know, I’m doing this pet care thing and want to go full-time and make it my livelihood.” That’s more likely with people that are doing walking and drop-ins which is the minority of our business because you can scale and service more customers in a day that way. But it’s less common for overnight and boarding in particular, which is our largest service line. These are people that are mostly side income, maybe gainfully employed or retired outside of Rover, and so the need, to kind of think about it in terms of a margin for their business isn’t really how they think about it, although I do think that that would inherently riskier if the bulk of our providers were people that viewed Rover as a marketing channel and that’s just not the bulk of them.

I think there was a first question that I may not have written down.

Lauren Schenk:

Just when you do see pet parents churn in Year 1, I don’t know if you collect the data but what are some of the most commonly cited reasons.

Aaron Easterly:

Sure. When we looked at that, there’s always some possibility that there is some level of people going off platform, but the most common reasons that we think is related to their needs and their position of Rover as a primary versus alternative. Some people have multi-person households, so think a couple and children, and their need for Rover may only come up when the entire household leaves the house at the same time, so think of summer family vacation. There are people that we may not see again for 13 months, 14 months. Maybe they do a big family trip every two years, or two years on the road, so you get into a little bit of a weird definitional grey area in terms of did that churn or did that not churn because of that. The inherent nature of travel is episodic and then there’s a difference between leisure travel where people tend to travel with their family and business travel where they tend not to.

The other dynamic is there are people that have established relationships with friends, family, neighbors and it’s possible that Rover is their good alternative, but if their neighbor that’s absolutely in love with their dog is available they may continue to make use of that as another form of petcare in the interim period. I don’t think—we have periodically surveyed this. There is also the possibility that someone is dissatisfied with their stay, but as a percentage of stays that’s a relatively really tiny fraction, so those other areas we think are the bulk of the issue.

Is that helpful?

Lauren Schenk:

Great. Thank you so much.

Aaron Easterly:

There are no further questions on the phone lines. I’d like to turn the call back over to Brinlea for web questions.

Brinlea Johnson:

Hi everyone. Thank you for continuing to join us here. We’re moving now to questions submitted via online. Our first question comes from Steph Wisnick (phon). Can you talk about how you’re partnering with travel companies from a marketing customer acquisition perspective? Related, what travel data sources are you closely monitoring to give you a sense of when travel bookings inflect?

Aaron Easterly:

I have the travel data we’re monitoring and the how we’re partnering with travel companies.

I think we see handling the travel companies. First, let me describe the opportunity. We’re a travel adjacent business, so obviously we think there are great opportunities to partner with travel companies. That being said, what to do with your pet when you travel tends not to be the primary adjacency that travel companies are interested in. After flight there’s hotels, there’s rental cars, there’s booking tickets for shows in the city you’re traveling to or tours or local destination activities, and a lot of those things are geared—travel companies are online and gearing those offerings to the places where you travel. So if they’re taking a flight to San Francisco, maybe you need a rental car in San Francisco, maybe you need a hotel in San Francisco, maybe you want to see a show in San Francisco. We’re kind of geared towards the market that you’re leaving. So, we’re excited about the opportunities over the long term but we haven’t been the highest priority, I think, adjacency for some of the large travel companies to date, but we are optimistic around that potentially changing at some point.

I’d be remiss to mention though we do have partnerships with travel companies already today. We have some partnerships with airlines. Airlines, for a variety of reasons, want to care for their customers but they in a lot of cases might actually prefer for their customers to leave their cat or dog at home, or with a Rover sitter instead of taking them on a flight. Some airlines have changed their policies with regards to emotional support animals or companion animals on flights, and we have partnered with them to be an alternative versus taking a dog on a flight or taking a cat on a flight. We expect to do that and some of the changes in policies may accelerate those partnerships, but early enough into the travel rebound during the recent changes in policies to assess how material that would be.

With regards to the travel data, we probably look at all the same data that the analysts look at, or that you look at. We look at TSA Checkpoint. We look at the numbers, the revenue numbers and the booking numbers for Expedia Group and Booking Group. We look at Attitudinal Research. There is a travel recovery index that’s being put out by a third party. In the U.S. there are some businesses that estimate companies’ sales via (inaudible) credit or debit card data, so if you have access to that you can take a look at the actual sales numbers for those businesses. We generally look at all of that. Obviously Airbnb is now public so you can get a sense there. They have some dynamics that’s different than the rest of the travel industry, but those are some of the indicators we look at.

Brinlea Johnson:

Thank you, Aaron. Our next set of questions comes from Ashim Mehra, Baron Capital. What is your NPS score and how has it varied?

Aaron Easterly:

Sure. Let me see if I have handy the NPS score.

Tracy Knox:

Brent, are you still on the phone?

Brent Turner:

I am. I can pick this up now.

Hi Ashim. We collect NPS weekly. Right now it ranges between 65 and 80; 75 and 90 on the owner side, 55 to 75 on the care provider side. It is worth mentioning that it has not really changed. Those rates have been pretty steady and pretty flat at least for the last three years, and it is also worth mentioning that in terms of the way we collect that, it is active owners and sitters. We do not include prospects or formers in that number.

Brinlea Johnson:

Thank you, Brent. How much operating expenses did you take out in dollars and how much was it fixed versus variable?

Tracy Knox:

I can take this one. If you were to look at our fourth quarter annualized all-in operating expenses, it was right around $150 million annualized. If you were to look at our third quarter of 2020, annualized expenses were more $75 million, so again, we cut out almost half of the opex. Of that amount, about 20% was variable COGS and variable service costs. About half of it was variable marketing, discretionary marketing spend, and about 30% of it was fixed costs related across the organization.

Brinlea Johnson:

Great. Thank you, Tracy. How much of the stay business is levered to international travel versus domestic travel to the best of your knowledge?

Aaron Easterly:

I don’t know if we have that data offhand. I’d say we would generally expect that the international flights, and I think we’ve seen that, tend to be—our international tends to be a little bit longer duration, whereas the two to three day trips are less likely to be international. But I don’t know if we’ve every broken that out in terms of what percentage of the revenue.

I’d say within the U.S. our assumption is the bulk of that is domestic travel, just because of the size of the country. Within Europe, we would expect that percentage to be higher, a higher percentage of leisure travel is outside of the home country.

Brinlea Johnson:

What is the right share count inclusive of all warrants and performance-based warrants?

Tracy Knox:

Sure. You need to make a share price assumption to get to the right share count. On deal close it will be about 163 million shares outstanding. If you were to project a $16 share price, at which point all of the earnout shares are triggered, inclusive of the net exercise of the warrants, the fully diluted share count would be right about 194 million, I believe.

Brinlea Johnson:

Thank you. Our next question comes from Kamal Mattikar (phon) from Deutsche Bank. A couple of questions. One on the potential for advertising, especially from brands within the pet care space. Have you explored the opportunity?

And two, on the expansion in Europe, you mentioned that you acquired just before COVID and there was some competition. As you look at opportunity in the capital that you have post the transaction, how are you thinking about M&A to drive further growth?

Aaron Easterly:

On the second question first, we don’t have any M&A targets lined up right now, otherwise we would disclose that, but we do think that M&A makes sense. I would say in Europe we’ve done some M&A in the past. We acquired a company called DogVacay out of LA in the U.S. We acquired Dog Buddy out of the U.K. which had a London and Barcelona office. It’s something that we continue to look at and we’re open to. We think that the additional cash on our balance sheet will give us flexibility to do that.

I would say with regards to Europe, I don’t think we think M&A is a required strategy. It may be a helpful strategy. Most of the other players in Europe are pretty small scale that we think there’s an opportunity to differentiate ourselves through the tech platform and the data usage, but there may be opportunities to further out strategic objectives by looking at it selectively.

Brinlea Johnson:

Thank you, Aaron.

Our final question, just as a follow-up on the NPS score, why is the NPS score with providers so much lower than the pet owners?

Brent Turner:

I should pick that one up. This is Brent again. Thanks for the follow-up.

Five to ten points, from my perspective, in a number that can be negative is somewhat lower but I would take some issue with the characterization of so much lower. But I would say the number one reason for our care providers not to rank us—not to score us higher from an NPS standpoint is they would like more business, and that is one that obviously we have huge organizational incentive to address, but one that we think will be with us at some level for some time.

Brinlea Johnson:

Thank you, Brent.

At this point we’re out of time. I’m going to turn it back over to Aaron Easterly for closing remarks. Go ahead, Aaron.

Aaron Easterly:

Thank you everyone for the time today. We appreciate the interest in our business. Rover is a business that we’ve always thought was going to be a public company and is a very long-term bet on the humanization of pets and the evolving emotional relationships with our animals.

Rover is a unique business that benefits from not only a travel rebound but the acceleration of pet adoptions during COVID, as well as benefiting from the inherent secular tailwinds that have existed in our business from Day 1. We are a category leader with a strong team and a thoughtful approach to our investments and our unit economics, and we look forward to having a long-term relationship with you all. Thank you.

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